FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Presentation of the Third Quarter 2011 Results

2.	Earnings Release: Third Quarter 2011 Results

3.	Market Announcement — Non-biding Proposal for Interest in EDP, October 24, 2011

4.	Material Announcement — Acquisition of Interest in Belo Monte Hydroelectric Plant, October 25, 2011

5.	Summary of Principal Decisions of the 520th Meeting of the Board of Directors, October 24 and 25, 2011

6.	Summary of Minutes of the 520th Meeting of the Board of Directors, October 24 and 25, 2011

7.	Press Release — Cemig and Light Acquiring 9.77% of Belo Monte Hydro Plant, October 25, 2011

8.	Presentation — Equity Interest in the Belo Monte Hydroelectric Plant, October 26, 2011

9.	Summary of Principal Decisions of the 521st Meeting of the Board of Directors, November 3, 2011

10.	Summary of Minutes of the 521st Meeting of the Board of Directors, November 3, 2011

11.	Market Announcement — Negotiations for Early Settlement of the CRC Account, November 9, 2011

12.	Market Announcement — Reply to BM&FBOVESPA Inquiry GAE/CAEM-2368/11, November 10, 2011

13.	Summary of Principal Decisions of the 522nd Meeting of the Board of Directors, November 18, 2011

14.	Market Announcement — Approved the Acquisition of Abengoa’s Assets by Taesa, November 25, 2011

15.	Market Announcement — Cemig Selected for Brazil’s Corporate Sustainability Index (ISE) for 7th year Running, November 25, 2011

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: November 25, 2011

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1.   Earnings Release: Third Quarter 2011 Results

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—— Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on: the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors.  Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Formulário de Referência filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

Figures are in R$ ‘000, except where otherwise indicated.

—— From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, said:

“The results we are presenting for the third quarter of 2011 clearly reflect the success of our Long-term Strategic Plan, and of the strategy linked to it, of focusing on the long term, which provide the propitious context for Cemig to earn increasing profits, with a balanced portfolio of businesses that have low risk. As always, we never cease to “do our homework”, and this enables us to grow in all sectors in a balanced fashion, and with focus on operational excellence. Finally, the results show that we are on the right path: that the decisions we have taken in recent years are constantly adding value to our business – and that this is making Cemig stronger and more solid every day, with efficient corporate management”.

Mr. Luiz Fernando Rolla, Chief Finance and Investor Relations Officer of Cemig, commented:

“In the third quarter we continued to present cash flow that is consistent, and robust, as a result of our operations, which aim to add value for our shareholders. Our Ebitda in this quarter (3Q11) was R$ 1.5 billion, 21% more than in the same period of last year – (third quarter 2010 – 3Q10). These results continue to reflect the correctness of our strategy of growing through acquisitions and new projects, within the process of consolidation of the sector. The operations of the Cemig Group have mutual synergy, and are increasingly profitable, in a positioned with lower risk, greater stability – and results that grow over the long term. Our solid cash position of R$ 3.9 billion makes execution of our Strategic Plan possible, guaranteeing our dividend policy, our debt management, and execution of the planned investments, including those associated with acquisition opportunities. The excellent results that we are presenting today show that we continue to add value, in a continuous and sustainable manner, for all our shareholders – and all our other stakeholders.

On the following pages, we present the highlights of our results for 3Q11.”

—— The economic context – summary

In the third quarter Brazil continued to be a major investment destination, due to its favorable economic outlook in the context of the situation of the central economies.  In this period, the highlights were the European fiscal crisis, low growth in the United States and the difficulties faced by Japan.

However, the world is now being driven by new economic forces, and the emerging nations are becoming the agents responsible for the resumption in world growth. They include Brazil, which is expected to grow by 3.8% in 2011 and 5% in 20121.

The fundamentals of the Brazilian economy now have significant strength, generating good conditions for the country to enjoy sustained growth. Highlights are the measures to reduce the weight on the public accounts, the solid financial system, the strong entry of foreign investment, and important structural features of the economy that can enable good performance is over the coming years.

The Brazilian fiscal situation is under control, achieving, by the end of the third quarter, 82% of the target primary surplus for the end of the year.  These figures show that in 2011 the fiscal target

1 According to an estimate by the Finance Ministry

will be achieved relatively easily. Also, the net public sector debt has been declining each year, and the Central Bank now estimates that it will be only 38.5% of GDP at the end of 2011. These figures are evidence of the fiscal solidity of Brazil in the context of the international environment.

This view is corroborated by Brazil’s low country risk, as measured by the EMBI+2, which has fallen significantly in recent years, to below the average now observed for Europe and Latin America. This indicator is evidence of very positive investor perception in relation to the Brazilian public accounts.

Another important aspect of the current economic context is the low risk assumed by the Brazilian financial system. The Basel ratio, which measures the proportion between the capital of financial institutions and the value of their assets weighted by the corresponding risks, was 16.9% in June, well above the minimum limit stipulated by the Central Bank (11.0%) and by the Basel Committee (8.0%). The fixed assets ratio of the system, which gives an idea of the degree of financial commitment of the institutions in the Brazilian financial system, was only 24.7%, while the maximum permitted by law is 50.0%. Further, the volume of lending to the private sector in Brazil

2  The Emerging Markets Bond Index Plus, calculated by JP Morgan. This index includes 93 securities in 21 emerging economies, comparing their implicit interest rates with those of US securities, which are considered to be the most secure worldwide.

is low (54.0% of GDP), which is evidence of the low risk exposure of the Brazilian credit system, indicating lower probability of formation of bubbles.

With the robustness of its financial system, its large consumer market and an economy strongly based on the services sector (67.4% of GDP in 2010), Brazil has good conditions to maintain a significant economic performance in the context of the current cooling of the economy worldwide. This scenario has strengthened the labor market, significantly reducing the unemployment rate (which was 6.0% in the third quarter), and leading to high average real income from employment, of R$ 1,607.60 in September.

To support this growth, the forecasts for total investment in infrastructure in 2011 are R$ 160.0 billion, 9.2% more than in 2010.3 Additionally, the Second Accelerated Growth Program (“PAC 2”) will invest R$ 955 billion over the period 2011 through 2014 – a total of R$ 86.4 billion of this was invested in the first half of 2011. Planned investment for the electricity sector for this period is R$ 461.6 billion, of which R$ 11.3 billion has been engaged so far in 2011.4

As well as the favorable economic scenario, the government also still has a large margin for instrumentation of fiscal and monetary policies in the short term, as means of protecting the country from international shocks. These margins relate to growing surpluses, a solid financial system, high international reserves (with strong entry of foreign direct investment), high reserve requirements, high interest rates, capacity for reduction of fiscal burden, and return of credits. As measures in this direction, the Central Bank has implemented expansionary policies to ensure the continuation of the

3  According to figures from the Brazilian Infrastructure and Basic Industries Association (Abdib).

4  According to federal government figures.

country’s economic growth, and also to signal that it is working in a way that is aligned to compliance with the inflation target for 2011 and 2012.

Activity in Brazil's electricity sector continues to be very strong, with expansion of 4.1% year-on-year in the third quarter of 2011. The highest increase was in the third quarter of 2011. The highest increase was in the Commercial consumer category, which includes the services sector, with very strong growth in consumption of 8%, year-on-year, in the period. Year-on-year growth was also significantly high, at 6.4%, in residential consumption.

It is important to point out that there is a rising trend in the total consumption of electricity in successive periods.

The Residential and Commercial user categories are the leading engines of this growth, which in turn is fostered by the economic context. Industry, although showing the lowest growth rate among the various consumer categories, has a positive outlook for growth in the medium and long term, being widely based on exports of basic products.

In Minas Gerais, the state where Cemig has its strongest presence – and which has Brazil’s second-highest total electricity consumption – production of commodities for export, such as steel and mined ores, plays a dominant role in the economy. This situation gives the state of Minas Gerais a relative advantage in that it produces goods that are indispensable inputs for various sectors of the world economy. Another highlight is the automobile industry, which continues to be highly active, although slightly less so in the last month, due to the strong Brazilian consumer market.

—— Stock price performance

Security	Ticker	Currency	Close of 2010	Close of September 2011	Variation, to September 30, 2011
Cemig PN	CMIG4	R$	25.26	27.73	10%
Cemig ON	CMIG3	R$	19.32	22.3	15%
ADR PN	CIG	US$	16.15	14.84	-8%
ADR ON	CIG.C	US$	12.44	12.64	2%
Cemig PN (Latibex)	XCMIG		€12.30	11.03	-10%

Amounts adjusted for proceeds, including dividends.

—— Summary of economic results

R$ million	3Q11	3Q10	(%)	2Q11	2Q10	(%)	1Q11	1Q10	(%)	9M11	9M10	(%)

Electricity sold, GWh	17,413	16,478	6	16,936	16,769	1	17,981	15,518	16	34,917	32,287	8

Gross revenue	5,838	5,235	12	5,520	4,958	11	5,253	4,481	17	10,773	9,439	14

Net revenue	4,047	3,654	11	3,820	3,431	11	3,606	3,088	17	7,426	6,519	14

Ebitda	1,500	1,242	21	1,267	1,057	20	1,294	1,165	11	2,561	2,222	15

Net Income	657	659	(0.3)	523	407	29	526	520	1	1,049	927	13

—— Adoption of international accounting standards

The results presented in this release are reported under the new Brazilian accounting practices, resulting from the process of harmonization of Brazilian accounting rules with International Financial Reporting Standards (“IFRS”).  Accordingly, the results for 3rd quarter of 2010 (3Q10) have been restated to reflect these changes and to allow comparability with those of 3Q11.

—— Cemig’s consolidated electricity market

Cemig’s market is the sum of the sales of electricity by Cemig D, Cemig GT consolidated (Cemig GT, plus Cachoeirão, Pipoca and the proportionate holdings in the Parajuru, Morgado and Volta do Rio wind farms), the subsidiaries and affiliates (Horizontes, Ipatinga, Sá Carvalho, Barreiro, Cemig PCH, Rosal and Capim Branco) and Light (in proportion to Cemig’s holding).

This includes: the sales of electricity to both captive consumers and free clients, in the concession area of Minas Gerais and outside the State; the sales of electricity to other agents of the electricity sector in the Free and Regulated Markets; the sales under the Proinfa program to encourage alternative electricity sources; and the sales on the CCEE (the wholesale market) – eliminating transactions between companies of the Cemig group.

A total of 11.38 million clients were invoiced in September 2011, 3.0% more than in September 2010. Of this total, Cemig D served 7.26 million, 3.7% more than in September 2010, Light served 4.12 million, 1.8% more than in September 2010, and Cemig

GT and the subsidiaries and affiliated companies had 312 clients – an increase of 16.0%.

In spite of the tendency of reduction in the growth rate of economic activity, the results arising from this macroeconomic situation had not yet been perceived; electricity invoiced in the third quarter of 2011 was 6% more than in the third quarter of 2010, reflecting the strong performance of the economy in Cemig’s concession area.

The quantity of electricity sold to final consumers was up 5.38%, at 12,828GWh, in 3Q11, from 12,173GWh in 3Q10, with the average sale price of electricity 13.99% lower, at R$ 99.97/MWh in 3Q11, compared to R$ 116.23/MWh in 3Q10.

The main factors affecting revenue in 2011 were:

▪             The tariff increase for Cemig D, with average effect on consumer tariffs of 7.24%, starting from April 8, 2011.

▪             Volume of energy invoiced to final consumers 5.38% higher (this excludes Cemig’s own internal consumption).

Accordingly, revenue from wholesale supply to other concession holders was 13.82% lower year-on-year, at R$ 367,750 in 3Q11, than in 3Q10 (R$ 426,723):

	MWh (*)
	3Q11	3Q10	Change, %

Residential	2,634,924	2,475,266	6.45

Industrial	6,700,287	6,521,231	2.75

Commercial, services and others	1,667,721	1,492,038	11.77

Rural	816,157	748,867	8.99

Government entities	284,032	269,547	5.37

Public illumination	356,047	310,552	14.65

Public service	368,322	355,252	3.68

Subtotal	12,827,490	12,172,753	5.38

Own consumption	13,461	14,499	(7.16)

	12,840,951	12,187,252	5.36

Wholesale supply to other concession holders	3,678,429	3,671,488	0.19

Transactions in electricity on the CCEE	854,317	597,554	42.97

Sales under the Proinfa program	39,465	21,709	81.79

Total	17,413,162	16,478,003	5.68

These charts show the breakdown of the Cemig Group’s sales to final consumers:

—— The electricity market of Cemig GT

The consolidated total of electricity sold by Cemig GT is the total of: sales to Free Clients both in the state of Minas Gerais and outside it; sales under the Proinfa program; and wholesale sales in the regulated and free markets, and on the CCE.

The increase in sales of electricity by Cemig GT reflects the growth in consumption of the Industrial consumer category not only in Minas Gerais but in other states of Brazil, and also the increase in sales to industrial clients of electricity from sources that carry incentive benefits.

The growth of sales under Proinfa – the Program to Encourage Alternative Energy Sources – is due to the start of operation of the Morgado and Volta do Rio wind farms, in May and September 2010 respectively, in both of which Cemig has an equity interest of 49%.

Revenue from supply of electricity in 3Q11 was R$ 1,103,491, 14.30% higher than in 3Q10 (R$ 965,474).

The increase mainly reflects the volume of electricity supplied to Free Consumers being 5.06% higher year-on-year, due to higher sales activity in 2011.

Another factor that contributed to the increased revenue is the adjustment of contracts for sale of electricity, most of which are indexed to the IGP-M inflation index.

This table shows supply of electricity by type of consumer:

	MWh (**)			R$
	3Q11	3Q10	Change, %	3Q11	3Q10	Change, %

Industrial	5,183,193	4,941,138	4.90	663,846	555,281	19.55

Commercial	24,212	15,458	56.63	5,619	415	1,253.98

Unbilled, net	-	-	-	9,462	6,982	35.52

	5,207,405	4,956,596	5.06	678,927	562,678	20.66

Wholesale supply to other concession holders (*)	3,845,669	3,856,193	0.27	379,745	373,739	1.61
Transactions in electricity on the CCEE	619,334	166,227	272.58	32,402	27,648	17.19
Sales under the Proinfa program	39,465	21,708	81.80	12,417	1,409	781.26

Total	9,711,873	9,000,724	7.90	1,103,491	965,474	14.30

( * ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

( ** ) The information in MWh has not been reviewed by the external auditors.

—— The electricity market of Cemig D

The concession area of Cemig Distribuição S.A. (Cemig D) covers 567,740 km², approximately 96% of the territory of Minas Gerais State. Cemig D has four electricity distribution concessions in Minas Gerais, represented by four concession contracts – for the Western, Eastern, Northern and Southern areas of the State. These contracts have an expiry date of February 18, 2016, and a clause providing for their extension by the concession-granting power for a further 20 (twenty) years, upon application by the concession holder.

The increase in sales of electricity to Cemig D’s final consumers reflects the expansion of 5.6% in the captive market, with the highlight on the Residential and Commercial consumer categories, in which growth was, respectively, 6.1%, and 12.2%.

Revenue from supply of electricity

Revenue from supply of electricity in 3Q11 was R$ 2,571,956, 8.18% higher than in 3Q10 (R$ 2,377,401).

The main factors affecting this revenue in 2011 were:

▪             The Tariff Adjustment, resulting in average increase in consumer tariffs of 7.24%, which came into effect April 8, 2011.

▪             Volume of energy invoiced to final consumers 5.37% higher (this excludes the company’s own internal consumption).

	MWh (*)			R$
	3Q11	3Q10	Change, %	3Q11	3Q10	Change, %

Residential	2,144,445	2,021,422	6.09	1,115,444	979,413	13.89

Industrial	1,142,526	1,209,299	(5.52)	422,532	436,127	(3.12)

Commercial, services and others	1,253,096	1,116,538	12.23	562,942	504,964	11.48

Rural	812,788	745,724	8.99	203,717	176,613	15.35

Government entities	197,181	187,221	5.32	85,783	80,981	5.93

Public illumination	311,564	266,952	16.71	84,254	69,378	21.44

Public service	296,564	285,923	3.72	88,718	84,247	5.31

Subtotal	6,158,164	5,833,079	5.57	2,563,390	2,331,723	9.94

Own consumption	8,237	8,138	1.22	-	-	-

Subsidy for low-income consumers	-	-	-	18,611	32,419	(42.59)

Unbilled, net	-	-	-	(10,058)	4,859	(307)

	6,166,401	5,841,217	5.57	2,571,943	2,369,001	8.57
Transactions in electricity on the CCEE (**)	64,191	459,994	(86.05)	13	8,400	(99.85)

	6,230,592	6,301,211	(1.12)	2,571,956	2,377,401	8.18

( * ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

( ** ) The information in MWh has not been reviewed by the external auditors.

Revenue from use of the network

This is revenue from the TUSD, the Tariff for Use of the Distribution System, made to Free Consumers on energy sold (principally by Cemig’s primary generation company, Cemig GT). The total was 4.34% higher year-on-year in 3Q11 (R$ 458,356 in 3Q11, vs. R$ 439,283 in 3Q10). The increase mainly reflects a higher volume of electricity transported, due to the migration of captive consumers to the status of Free Consumers.

—— Consolidated operational revenue

Revenue from supply of electricity

Revenue from supply of electricity in 3Q11 was R$ 4,327,548, 11.43% higher than in 3Q10 (R$ 3,883,719).

The main factors affecting revenue in 2011 were:

▪             The Tariff Adjustment for Cemig D, with an average effect increasing consumer tariffs by 7.24%, in effect from April 8, 2011.

▪             Volume of energy invoiced to final consumers 5.37% higher (this excludes the company’s own internal consumption).

	R$
	3Q11	3Q10	Change, %
Residential	1,378,182	1,185,334	16.27
Industrial	1,145,903	1,042,107	9.96
Commercial, services and others	753,475	655,503	14.95
Rural	204,788	177,317	15.49
Government entities	131,076	117,141	11.90
Public illumination	94,866	78,456	20.92
Public service	112,929	104,141	8.44
Subtotal	3,821,219	3,359,999	13.73
Own consumption	-	-	-
Subsidy for low-income consumers	18,611	32,030	(41.90)
Supply not yet billed, net	3,901	15,671	(75.11)
	3,843,731	3,407,700	12.80
Wholesale supply to other concession holders	367,750	426,723	(13.82)
Transactions in electricity on the CCEE	103,651	42,798	142.19
Sales under the Proinfa program	12,416	6,498	91.07
Total	4,327,548	3,883,719	11.43

Final consumers

The revenue from electricity sold to final consumers in 3Q11, excluding the group’s own consumption, was R$ 3,821,219, compared to R$ 3,359,999 in the third quarter of 3Q10.

Revenue from use of the electricity distribution systems (TUSD)

The revenue from the TUSD (Tariff for Use of the Distribution System) received by Cemig D and Light in 3Q11 was 33.96% higher, at R$ 561,196, compared to R$ 418,935 in 3Q10. This revenue comes principally from charges to free consumers on the electricity sold by other agents of the electricity sector.

Revenue from use of the transmission grid

The Revenue from Use of the Transmission Grid in 3Q11 was 27.67% higher than in 3Q10:

R$ 447,811 in 3Q11, compared to R$ 350,750 in 3Q10. The increase is mainly due to monetary updating of the transmission assets of Taesa, providing a gain in Cemig’s income statement of R$ 177,981.  This updating arises from publication of the updating index for the tariffs of Taesa as from July 2011, a percentage of 9.77%.

——  Deductions and charges applied to operational revenues

The deductions and charges applicable to revenue in 3Q11 totaled R$ 1,791,149, an increase of 13.25% in comparison to their total of R$ 1,581,523 in 3Q10. The main variations in these deductions from revenue, between the two years, are as follows:

Fuel Consumption Account – CCC

The deduction from revenue for the CCC in 3Q11 was R$ 190,141, 28.21% more than in 3Q10 (R$ 148,300). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared (prorated) between electricity concession holders, on a basis set by an Aneel Resolution. The variation in this cost arises, principally, from the change in the method of calculation of charge, which now makes good the difference between the total cost of generation of electricity in the isolated systems and the average cost of electricity sold is in the Regulated Market.

Energy Development Account – CDE

The payments of the CDE are set by a resolution issued by the regulator, Aneel, and were 28.17% higher in 3Q11 than in 3Q10. The deduction from revenue for the CDE from January to September 2011 was R$ 138,123, compared to R$ 107,769 in the same period of 2010.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

—— Net Income for the quarter

Cemig reported 3Q11 Net Income of R$ 657,247, 0.37% less than the Net Income of R$ 659,670 reported for 3Q10.

—— Ebitda

Cemig’s Ebitda in 3Q11 was 20.82% higher than its Ebitda for 3Q10.

EBITDA – R$ ‘000	3Q11	3Q10	Change, %
Profit (loss) for the period	657,247	659,670	(0.37)
+ Expense on income tax and Social Contribution tax	311,407	169,243	84.00
- Net financial revenue (expenses)	293,753	167,171	75.72
+ Depreciation and amortization	238,376	246,055	1.26
Ebitda	1,500,783	1,242,140	20.82
Non-recurring items:
+ The PPD Permanent Voluntary Retirement Program	2,313	(3,386)
= ADJUSTED EBITDA	1,503,096	1,238,754	21.34

(Method of calculation not reviewed by our external auditors.)

The higher Ebitda in 9M11 than in 9M10 mainly reflects Net operational revenue 10.75% higher, partially offset by Operational costs and expenses (excluding Depreciation and amortization) 5.56% higher. Higher Ebitda was reflected in Ebitda margin, which was 37.08% in 3Q11, increased from 33.99 in 3Q10.

——      Ebitda and Net Income by principal company, and by business, in 3Q11

Company	Net Income	Ebitda
Cemig GT – Generation and transmission*	320	627
Cemig D – Distribution	221	425
Light	-	63
Gasmig – Gas	13	23
TBE – Transmission	46	66
Taesa – Transmission	157	250
Others	-100	47
Total	657	1,501

* Does not include Taesa.

Business	Net Income	Ebitda
Generation	380	689
Transmission	182	304
Distribution	217	500
Other	-122	8
Total	657	1,501

——     Net income for the period

Cemig reports Consolidated Net Income for 3Q11 of R$ 657 million, 0.37% lower than the Net Income of R$ 660 million reported for 3Q10.

—— Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue/expenses) totaled R$ 2,784,936 in 3Q11, 4.76% more than in 3Q10 (R$ 2,658,443). This mainly reflects the variation in operational provisions: in 3Q10 there was a reversal of provisions of R$ 33,272, while in 3Q11 new provisions were made totaling R$ 100,359.

These are the main variations in expenses:

Operational provisions

Operational provisions made in 3Q11 totaling R$ 100,359 contrast with a reversal of provisions of R$ 33,272 in 3Q10. The main factor is a higher provision for losses in civil lawsuits in 2011. In 3Q11 Cemig added provisions of R$ 37,485 for civil lawsuits, which compares with a reversal of provisions, of R$ 40,395, in 3Q10. The provision in 2011 arises from review of the amounts provisioned up to the previous quarter.

Charges for use of the transmission grid

The expense on Charges for Use of the Transmission Grid was 18.29% higher, at R$ 226,293, in 3Q11, than in 3Q10 (R$ 191,304).

Gas purchased for resale

The expense on gas bought for resale in 3Q11 was R$ 92,954, 50.89% more than the expense of R$ 61,603 in 3Q10. The change basically reflects the higher quantity bought in 3Q11 than in 3Q10, reflecting a higher quantity of gas sold by Gasmig in 2011, due to greater industrial activity.

—— Financial revenues (expenses)

Cemig reports net financial expenses in 3Q11 of R$ 293,753, 75.72% more than in 3Q10 (R$ 167,171). The main factors in the difference between financial expenses in 3Q11 and 3Q10 are:

▪    Higher expenses on costs of loans: R$ 357,496 in 3Q11, compared to R$ 293,987 in 3Q10. The higher figure is basically due to the higher variation in the CDI rate in 3Q11 than in 3Q10. In 3Q11 the variation resulting from the CDI rate was 3.01%, while in 3Q10 it was 2.61%.

▪    A net loss on foreign exchange variations of R$ 23,182 in 3Q11, compared to a net gain of R$ 23,318 in 3Q10, basically reflecting effects on foreign currency loans and financings indexed to the US dollar. Hence this difference basically reflects the differing variations in the exchange rates for the US dollar in the two periods.  In 3Q11 the dollar appreciated by 18.79% against the Real, while in 3Q10 it depreciated by 1.65%.

—— Income tax and Social Contribution tax

In 3Q11, Cemig’s expenses on income tax and the Social Contribution tax totaled R$ 311,407, on profit of R$ 968,654, before tax effects, a percentage of 32.15%.

In 3Q10 the expense on income tax and the Social Contribution tax was R$ 169,243, on profit of R$ 828,914, before tax effects – a percentage of 20.42%.

—— Light – Highlights of 3rd Quarter 2011

▪    Consumption in Light’s concession area was 3.0% higher in 3Q11 than 3Q10.

▪    The acquisitions of holdings in Renova and Belo Monte put into concrete effect the strategy of growth in generation.

▪    Total electricity consumption in 3Q11 was 3.0% higher than in 3Q10.

▪    Consolidated Ebitda in the quarter was R$ 239.8 million, 38.2% less than in 3Q10, reflecting the behavior of revenue in 3Q11.

▪    Losses of electricity were reduced for the sixth consecutive quarter, as a result of the Company’s continued efforts.

For more information, see:

http://www.mzweb.com.br/light/web/arquivos/Light_Release_3T11.pdf

—— Taesa – Highlights of 3rd Quarter 2011

▪    Non-adjusted Ebitda was R$ 202.4 million, 7.1% higher than in 2010, as the company continued to improve its operational performance. Non-adjusted Ebitda margin remained above 90%, for the third consecutive quarter.

▪    3Q11 non-adjusted Net Income was R$ 93 million, 0.9% higher than in the same period of 2010, and 3Q11 Net Income adjusted for IFRS was R$ 276.9 million. Net Income in the first nine months of 2011, adjusted for IFRS, was R$ 422.5 million.

▪    The impact of the inflation adjustment on financial assets caused a significant increase in the results adjusted for IFRS in the third quarter. This is an effect without impact on the Company’s cash flow, and it takes place only in the third quarter.

For more information see:

http://ri.taesa.com.br/taesa2011/web/arquivos/Taesa_Release_3t11_port.pdf

-—— Appendices

Cemig, Consolidated: Tables I to IX (Amounts in R$ ‘000)

Table I

Table II

Table III

Table IV

Table V

Table VI

Table VII

Table VIII

Table IX

Cemig GT: Tables I to III (Amounts in R$ ‘000)

Table I

Table II

Table III

Cemig D: Tables I to IV (Amounts in R$ ‘000)

Table I

Table II

Table III

Table IV

2.             Earnings Release: Third Quarter 2011 Results

39

3.             Market Announcement – Non-biding Proposal for Interest in EDP, October 24, 2011

64

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Non-binding proposal for interest in EDP

CEMIG (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/02, as amended, and its commitment to best corporate governance practices, hereby informs its shareholders in particular and the market in general as follows:

On October 21 Cemig presented a non-binding proposal for acquisition of the 21.35% stockholding interest in Energias de Portugal S.A. (EDP), held by Parpública – Participações Públicas (SGPS), S.A.

This non-binding proposal is in accordance with the development strategy set out in Cemig’s Long-Term Strategic Plan, which specifies the aim of balanced growth in electricity generation, transmission and distribution, through organic growth in the form of new projects and also through mergers and acquisitions. EDP operates assets that have great strategic importance and in which a partnership with Cemig could be of mutual interest to both companies.

The principal commitment of the Long-Term Strategic Plan is sustainable growth, with the aim of delivering assured growth in value for shareholders over the long term. Compliance with this principle has always been ensured by strong financial discipline, which aims to preserve Cemig’s solid economic and financial solidity, without affecting its indicators nor its capacity for payment and distribution of dividends.

Cemig reiterates its commitment to seek investment opportunities that comply with the requirements for profitability and returns established by its shareholders, and to disclose all and any information on material events, as and when they take place.

Belo Horizonte, October 24, 2011

Frederico Pacheco de Medeiros

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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4.             Material Announcement – Acquisition of Interest in Belo Monte Hydroelectric Plant, October 25, 2011

66

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 --- NIRE 31300040127

MATERIAL ANNOUNCEMENT

Acquisition of interest in the Belo Monte Hydroelectric Plant

CEMIG (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/02, as amended, and its commitment to best corporate governance practices, hereby informs its shareholders and the market in general as follows:

On today’s date Cemig’s affiliated company Amazônia Energia Participações S.A. (“Amazônia Energia”) signed share purchase agreements with six companies holding equity interests amounting, in aggregate, to 9.77% of the share capital of Norte Energia S.A. (“Norte Energia”), a Brazilian corporation that holds the concession for construction and commercial operation of the Belo Monte Hydroelectric Plant, on the Xingu River, in the Brazilian State of Pará (“the Belo Monte Plant”).

Amazônia Energia was formed as a special-purpose company by its present shareholders, which are: Light S.A., with ownership of 51% of the voting stock and 25.5% of the total stock; and Cemig Geração e Transmissão S.A. (“Cemig GT”), a wholly-owned subsidiary of Cemig,  owning 49% of the voting stock and 74.5% of the total stock.

Amazônia Energia will acquire equity interests in Norte Energia from the vendors, as follows: (i) Construtora Queiroz Galvão S.A.: 2.51%; (ii) Construtora OAS Ltda.: 2.51%; (iii) Contern Construções e Comércio Ltda.: 1.25%; (iv) Cetenco Engenharia S.A.: 1.25%; (v) Galvão Engenharia S.A.: 1.25%; and (vi) J. Malucelli Construtora de Obras S.A.: 1%.

For the acquisition of this aggregate stockholding of 9.77%, Amazônia Energia will pay, in up to 5 (five) business days after signature of the contracts, a total of R$ 118,691,102.79 (one hundred and eighteen million six hundred and ninety one thousand one hundred and two Reais and seventy nine  centavos). The acquisition price corresponds to the value of the injections of capital made by the vendors, adjusted by the IPCA Inflation Index up to October 26, 2011.

The entry of Amazônia Energia as a shareholder of Norte Energia, replacing the vendors, was approved by an Extraordinary General Meeting of Shareholders of Norte Energia on today’s date.

The Brazilian electricity regulator, Aneel, will be duly informed of the transaction, and it will also be submitted to the Brazilian monopolies authority, CADE, in accordance with Law 8884/94.

Belo Horizonte, October 25, 2011

Frederico Pacheco de Medeiros

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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5.             Summary of Principal Decisions of the 520th Meeting of the Board of Directors, October 24 and 25, 2011

68

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

520TH MEETING, HELD ON OCTOBER 24 AND 25, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 520th meeting, held on October 24-25, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decision:

1    The Board authorized its affiliated company Amazônia Energia Participações S.A. to sign, today, Share Purchase Agreements with six companies holding equity interests amounting, in aggregate, to 9.77% of the share capital of Norte Energia S.A., a corporation, holder of the concession for construction and commercial operation of the Belo Monte Hydroelectric Plant, on the Xingu River, in the Brazilian State of Pará (“the Belo Monte Hydroelectric Plant”).

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

69

6.             Summary of Minutes of the 520th Meeting of the Board of Directors, October 24 and 25, 2011

70

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 520TH MEETING

Date, time and place:

Opened at 5 p.m. on October 24, 2011; adjourned; resumed on October 25, 2011, at 9:30 a.m.; and closed on the same day, at the company’s head office, Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I                              The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, with the exception of the Board Members Paulo Roberto Reckziegel Guedes, Saulo Alves Pereira Junior, Newton Brandão Ferraz Ramos and Tarcísio Augusto Carneiro, who declared a conflict of interest in relation to the proposal for signing of Share Purchase Agreements by the affiliated company Amazônia Energia Participações S.A.

II                        The Chair reported that the Committee for Business Development and Corporate Control of Subsidiaries and Affiliates had examined the matters on the agenda, and recommended their approval.

III                  The Board approved the minutes of this meeting.

IV                    The Board authorized its affiliated company Amazônia Energia Participações S.A. to sign, on the same day, Share Purchase Agreements with six companies holding equity interests amounting, in aggregate, to 9.77% of the share capital of Norte Energia S.A., a corporation holding the concession for construction and commercial operation of the Belo Monte Hydroelectric Plant, on the Xingu River, in the Brazilian State of Pará.

V                          Conflict of interest: The Board Members Paulo Roberto Reckziegel Guedes, Saulo Alves Pereira Junior, Newton Brandão Ferraz Ramos and Tarcísio Augusto Carneiro withdrew from the meeting room at the time of the discussion on the matter on the agenda referred to in item IV above, since they believed that there was conflict of interest in relation to the subject, and returned only after the decision on the matter by the other Board Members.

VI                    Debate: The Chair, Board Members and the general manager Gilberto José Cardoso spoke on general matters and business of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Luiz Carlos Costeira Urquiza,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Fernando Henrique Schüffner Neto,

Adriano Magalhães Chaves,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Marco Antonio Rodrigues da Cunha,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro;

General Manager:	Gilberto José Cardoso;
Secretary:	Alexandre de Queiroz Rodrigues.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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7.             Press Release – Cemig and Light Acquiring 9.77% of Belo Monte Hydro Plant, October 25, 2011

72

October 25, 2011

Media release

CEMIG AND LIGHT ACQUIRING 9.77% OF BELO MONTE HYDRO PLANT

Acquisition via 75%/25%-owned joint vehicle Amazônia Energia

•                Cemig and Light announce a strategic acquisition: a stake in the Belo Monte Hydroelectric Plant, through their joint special-purpose company Amazônia Energia

•                Amazônia Energia has contracted to buy 9.77% of the share capital of Norte Energia S.A. (“NESA”), holder of the concession to operate Belo Monte.

•                Amazônia Energia Participações S.A. is owned 74.5% by Cemig, 25.5% by Light S.A.

–  Belo Horizonte, and Rio de Janeiro, October 25, 2011

The two leading Brazilian electricity companies Cemig and Light announce today to their shareholders and the public that the Boards of Directors of both companies have approved the acquisition of 9.77% of the share capital of Norte Energia S.A., holder of the concession to build and operate the Belo Monte Hydroelectric Plant. The acquisition will be made by Amazônia Energia, in which Light holds 51% of the common (ON) shares and Cemig GT holds 49% of the ON shares and 100% of the preferred (PN) shares. The price to be paid for the acquisition of the shares in NESA is R$ 118,691,102.79 (one hundred and eighteen million six hundred and ninety one thousand one hundred and two Reais and seventy nine centavos). The sum represents a reimbursement of the total amount injected into the company by the vendors, adjusted by the IPCA index to October 16, 2011.

Belo Monte is the largest electricity generation plant currently under construction in the world: when completed it will have installed capacity of 11,233 MW, with Assured Energy of 4,571 average MW. Start of commercial operation is scheduled for February 2015. The concession to operate the plant, for 35 years, is held by NESA, which won it in the auction of April 2010.

Objectives of the transaction

The main reason behind the acquisition – in line with Cemig’s Long-term Strategic Plan – is sustainable growth for the Cemig Group in the three operational segments of the electricity market: generation, transmission and distribution. Under its Long-term Plan, Cemig has a final target of 20% Brazilian market share in each one of the three segments.

For Light, the holding in the Belo Monte Hydro Plant increases the contribution of generation to its consolidated results, an objective specified in its strategic planning.

Brazil’s Northern Region is the main frontier for expansion of hydroelectric generation in Brazil – the region has more than 60% of the potential for hydroelectric expansion still available. Thus, participation in these projects is of strategic importance. The Belo Monte Hydro Plant is the second project in the region in which Cemig GT has an interest: it already has a 10% stake in the consortium building the Santo Antônio Hydro Plant, in the State of Rondônia, also in the Amazon region.

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October 25, 2011

The transaction will add 818 MW to Cemig’s total generation capacity, increasing its Brazilian generation market share from 7% to 8%, and increasing Light’s generation capacity by 280 MW.

Acquisition of the interest in the plant at this stage has several advantages:

➢      The key contracts for building works and equipment have been signed.

➢      There are already considerable mitigating factors for the main risks associated with the project.

➢      Injections of capital diluted over 9 years, and using the project’s own cash flow in the last three years

➢      The environmental costs have already been defined.

➢      Contracts for sale of the plant’s entire output have already been made.

Corporate governance

Under the Shareholders’ Agreement of NESA, Amazônia Energia will have the right to appoint one sitting member of the Board of Directors (and his/her substitute member), one member of each of the Committees of the Board of Directors, the Chief Corporate Management Officer, and one member of the Fiscal Council, in a rotating system with other shareholders.

Importantly, this acquisition will not affect the policy of either Cemig or Light for payment of dividends to shareholders.

Investor Relations Department of Cemig Luiz Fernando Rolla Chief Finance and Investor Relations Officer ri@cemig.com.br +55 (31) 3506-5024 www.cemig.com.br	Investor Relations Department of Light João Batista Zolini Carneiro Chief Finance and Investor Relations Officer ri@light.com.br +55 (21) 2211-2650/2660 www.light.com.br

Cemig invites you – Conference Call

Date: 10/26/2011, at 12h00 (Brazil time).

Simultaneous translation into English

Connection:+55 (11) 4688-6341

Password: Cemig

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October 25, 2011

About Cemig

Cemig – Companhia Energética de Minas Gerais (CMIG3, CMIG4, CIG) is one of the largest companies in the Brazilian electricity sector, and a benchmark, both in Brazil and worldwide, for sustainability. The Cemig Group comprises 62 companies and 10 consortia, operating in electricity generation, transmission and distribution, and energy solutions.  It also has investments in distribution of natural gas, data transmission, and energy efficiency consultancy, and an equity interest in a transmission line in Chile.

About Light

Light S.A. (LIGT3), based in Rio de Janeiro, operates in generation, transmission, distribution, and complementary services. It is a holding company with 100% interests in subsidiaries operating in three segments: distribution (Light SESA), generation (Light Energia), and energy trading and services (Light Esco, Lightcom).

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8.             Presentation – Equity Interest in the Belo Monte Hydroelectric Plant, October 26, 2011

76

Equity interest in the Belo Monte Hydroelectric Plant October 26, 2011

Disclaimer Certain statements and estimates in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under the control of Cemig and Light. Important factors that can lead to significant differences between actual results and the projections about future events or results include the business strategy of Cemig and Light, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, objectives, and other factors. Because of these and other factors, the real results of Cemig and of Light may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. No professional of Cemig or of Light, nor any of their related parties or representatives, shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig and to Light, and to obtain additional information about factors that could give rise to different results from those estimated by either of those two companies, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Cemig and Light together reach nationwide RS AM AC RO PA MA RR AP PI CE RN AL SE BA TO MT GO DF MS SP PR SC RS ES RJ MG Chile Brazil Distribution Generation Transmission Cemig Free Clients Generation – under construction Wind power generation Transmission – under construction Distribution of gas Electricity purchase contracts PB PE Profound knowledge of the whole electricity chain: Generation, Transmission, Distribution, Trading, Sales. The investment is consistent with the strategy of both companies in business growth Generation: The first steps have been taken to Santo Antônio and Renova

Expansion in hydroelectric generation: now includes the Amazon Source: Eletrobrás (SIPOT). Hydro Inventory at December 2010 (MW) PB AM AC RO PA MA RR AP PI CE RN PE AL SE BA TO MT GO MS SP PR SC RS ES RJ MG The Amazon Region: Hydroelectric potential surveyed = 63% of Brazilian total DF Region Operation Inventory Total North 14.696 82.557 97.252 Northeast 11.584 13.385 24.968 Southeast 25.156 18.813 43.970 Center-West 11.375 23.849 35.224 South 24.725 17.224 41.950 TOTAL 87.536 155.828 243.364 Mato Grosso 1.893 14.914 16.807

Belo Monte: a project evolved over 35 years 1975 – First studies of the hydroelectric inventory of the Xingu River Basin 1980 – Report finalized on energy potential of the Xingu River Basin 1989 – First Meeting of the Indigenous Peoples of the Xingu 1994 – Presentation of new project. Reservoir area reduced – from 1,225 km² to 516 km² 2001 – Ministry publishes plan to increase Brazil’s electricity supply: – includes construction of 15 hydro plants, including Belo Monte 2010 – Norte Energia Consortium wins auction held on April 20 2011 – Installation Licence granted on June 1

Summary of the Transaction Cemig GT and Light S.A. have jointly created the special-purpose company Amazônia Energia Participações S.A. (“Amazônia Energia”), to acquire 9.77% of Norte Energia S.A. (“NESA”), the company holding the concession for the Belo Monte Hydroelectric Plant. It will buy the following equity interests: (i) Construtora Queiroz Galvão S.A.: 2.51%; (ii) Construtora OAS Ltda.: 2.51%; (iii) Contern Construções e Comércio Ltda.: 1.25%; (iv) Cetenco Engenharia S.A.: 1.25%; (v) Galvão Engenharia S.A.: 1.25%; and (vi) J. Malucelli Construtora de Obras S.A.: 1%. The amount to be paid by Amazônia Energia will be in reimbursement of the capital injections made up to the present moment by the vendors, updated by the IPCA inflation index, resulting on a total of R$ 118.9 million. 51.0% ON 0.0% PN 49.0% ON 100.0% PN Amazônia Energia Participações S.A Norte Energia S.A (Belo Monte) 9.77% 74.5% of total stock 25.5% of total stock

Overview of: Norte Energia S.A. Public Sector holding Eletronorte 19,98% Chesf 15,00% Eletrobras 15,00% Total public sector 49,98% Private Sector Petros 10,00% Belo Monte Part. (Neoenergia) 10,00% Amazônia Energia 9,77% Vale 9,00% Funcef 5,00% Caixa FIP Cevix 5,00% Sinobras 1,00% J Malucelli Energia 0,25% Total private sector 50,02% Amazônia Energia is entitled to appoint one member and alternate to the Board, one member of each Committee of the Board, the Director of Management and a member of the Audit Committee on a rotating basis with other shareholders.

Overview of: Norte Energia S.A. Contracts for building works and equipment signed in Feb. 2011: Construction Consortium, of leading Brazilian companies in the sector, includes Andrade Gutierrez (Leader), Camargo Corrêa, Odebrecht. Equipment (rotors) supplied by Alstom, Andritz, Voith and Impsa. Technical data on the concession Concession period 35 years End of concession August 25, 2045 Technical data on the project Installed capacity 11,233 MW Main engine room 11,000 MW Auxiliary engine room 233 MW Assured energy (Average MW) 4,571 MW Reservoir 516 Km² Reservoir area per MW 0.04 km²/MW Counties affected Altamira, Anapu, Brasil Novo, Senador Jose Porfírio, Vitória Xingu Estimated project cost (April 2010) R$ 25.8 billion Forecast employment creation Jobs created directly 18,000 Jobs created indirectly 80,000 Suppliers Key dates Date of Auction April 2010 Concession contract signed August 2010 License to open worksite February 2011 Final Installation License June 2011 Service Order July 2011 Planned date for Operational License November 2014 Commercial startup – 1st Unit February 2015 Commercial startup – last Unit January 2019 First revenue January 2015 Period of supply contract 30 years End of supply contract January 2045

The Transaction: rationale Amazônia Energia will own 9.77% of the enterprise. Construction works estimated to take 9 years. Transaction does not effect dividend flows of Cemig Holding Company and Light S.A. BNDES loan ensures leverage at low cost on favaorable terms. – Tenor 30 years, fixed installments, 85% of items financiable, PSI line. Amazônia Energia’s equity in the project estimated at R$ 600 million (Apr. 2010), to be disbursed over 6 years. Expansion of generation portfolio: Cemig: Acquisition will add 818 MW to Cemig’s total generation. Light: Increases Light’s total generation portfolio by 280 MW Terms for sale of electricity generated already agreed. Increased knowledge of the project reduces the associated risks: Considerable mitigating factors for principal risks. Contracts for building works and equipment signed at fixed price. Environmental conditions now quantified. Region is strategic: More than 60% of hydroelectric expansion is concentrated in the Amazon region.

 More favorable financial conditions – inclusion in the PSI (1): Special financing line for plants with capacity of more than 10,000 MW. Value of PSI for Belo Monte: R$ 3.7 billion. Interest rate 5.5% nominal. Tenor: 30 years. Bridge loan released, with possibility of renewal Environmental costs already defined for the implementation phase: Installation Licence already granted. Better corporate governance: New stockholding structure. Terms for sale of electricity generated already set. Regulated Market: 70%; Free Market: 20%; Self-producers: 10%. Greater security on cost of works: Principal contracts (construction, supply) already signed. Reduction of technical uncertainties. Differences from April 2010 auction (1) PSI = BNDES Program to Sustain Investments.

 Technical uncertainties reduced: The Installation License was issued by Ibama on June 1, 2011, making it possible to precisely evaluate the economic impact of the social/environmental conditioning factors, and value the various environmental management actions. Construction of the canal: The original project called for two canals. The present solution with only one is cheaper and consistent with the studies made by Cemig at the time of the auction. Construction of the canal for unit prices, backed by more precise and detailed geological knowledge, has made possible better allocation of risks between the entrepreneur company and the construction consortium, reducing the parties’ provisions for contingencies. With the Basic Project consolidated, there is now better precision on the scope contracted, especially excavation volumes for the works on the transfer channel and the intermediate reservoir. Differences from April 2010 auction

Environmental aspects Initial project was for 18,000 MW, reservoir of 1,225 km²: – present project reduces installed capacity to 11,233 MW and reservoir area to 516 km². Reservoir area/generation ratio of 0.05 km²/MW, is one of the lowest for any large plant. Indigenous lands will not be flooded. This will be the only plant built on the Xingu River. Urban population to be relocated will occupy new areas with appropriate infrastructure. Real estate properties, families and resident population in the area directly affected: Location Properties Families Altamira 4,747 4,362 Rural areas 1,241 824 Total 5,988 5,186

Engineering excellence Excellence of engineering translates into increase in projects’ profitability: Irapé Hydro Plant: - Installed capacity increased from 360 MW to 396 MW. Baguari Hydro Plant: - Early startup of commercial operation increased IRR of original business plan. Santo Antônio Hydro Plant: - Increase in Assured Energy. Basic complementary project approved by Aneel with addition of up to 6 rotors (Assured Energy of approx. 250 average MW). - Commercial startup brought forward from Dec. 2012 to Dec. 2011. Operational license issued (social and environmental conditions complied with). Works delivered within the budget agreed in the business plan.

Impacts of the Transaction for Cemig and Light Increase in generation capacity of Cemig – MW ¹ Direct Cemig stockholding. Present capacity (+) Santo Antônio (+) Others (+) Belo Monte Capacity after expansion Increase in generation capacity of Light – MW Present capacity (+) Renova (+) Others (+) Belo Monte Capacity after expansion

15 (+55 - 31) 3506 - 5024 ri@cemig.com.br http://ri.cemig.com.br (+55 - 21) 2211 - 2682 ri@light.com.br http://www.light.com.br/ri

9.             Summary of Principal Decisions of the 521st Meeting of the Board of Directors, November 3, 2011

92

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

 CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

521st MEETING, HELD ON NOVEMBER 3, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 521st meeting, held on November 3, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decisions:

1.      Amendments to a contract with KPMG Auditores Independentes.

2.      Signature of amendment relating to financings between the BNDES and SAESA / Re-ratification of Board Spending Decision (CRCA).

3.      Dissolution of the Strategic Technology Management Centre – CGET / Re-ratification of CRCA.

4.      Guidelines for the 2011 Collective Employment Agreement and the 2011 Collective Specific Employment Agreement (PLR 2011).

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

93

10.      Summary of Minutes of the 521st Meeting of the Board of Directors, November 3, 2011

94

95

96

11.      Market Announcement – Negotiations for Early Settlement of the CRC Account, November 9, 2011

97

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Negotiations for early settlement of the CRC Account

CEMIG (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358/02, as amended, and its own commitment to best corporate governance practices, hereby informs its stockholders and the market the market in general as follows:

Cemig is in negotiations with the Government of the Brazilian State of Minas Gerais directed toward the possibility of early settlement of the “CRC Account” – the “Results Compensation Account” or Contrato de Cessão de Crédito do Saldo Remanescente da Conta de Resultados a Compensar.  The negotiation which is in progress, when concluded, will also be submitted for approval to the competent regulatory bodies.

Cemig reiterates its commitment to publish all and any information on material developments, as soon as they take place.

Belo Horizonte, November 9, 2011

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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12.    Market Announcement – Reply to BM&FBOVESPA Inquiry GAE/CAEM-2368/11, November 10, 2011

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

REPLY TO BM&FBOVESPA INQUIRY

GAE/CAEM-2368/11, OF NOVEMBER 10, 2011

Question asked by BM&F BOVESPA

In a report in the newspaper Folha de São Paulo of November 10, 2011 entitled “Electricity rate will fall by 2.4% in 2012”, it is stated that Cemig:

•              estimates that the Ebitda of the distribution company will be reduced by R$ 300 million, and that this, in Cemig’s results, will be less than 10%; and

•              is currently investing R$ 1.8 billion, including projects for the 2014 World Cup, but the post-revision investment is expected to be R$ 600 million.

We request explanations about this report, and any other information considered to be important.

Answer by CEMIG

Dear Sirs:

In reply to your request made in BM&FBovespa Official Letter GAE/CAEM-2368/11, of November 10, 2011, we would inform you that

The newspaper item in the Folha de São Paulo newspaper of November 10, 2011, transcribed above, reports statements made by Cemig’s Chief Finance and Investor Relations Officer, Luiz Fernando Rolla, during the 42nd Ordinary Public Meeting of Aneel, which was held on November 8, 2011, in which a proposal for the methodology to be applied in the third Tariff Review of the holders of electricity distribution concessions was being discussed.

Belo Horizonte, November 11, 2011

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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13.      Summary of Principal Decisions of the 522nd Meeting of the Board of Directors, November 18, 2011

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COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

522nd MEETING, HELD ON NOVEMBER 18, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 522nd meeting, held on November 18, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decisions:

1-     Submission to the EGM of a proposal for:

A- Changes to the Bylaws, to:

a.    adapt them to the minimum clause requirements published by the BM&FBovespa;

b.   change the wording of Subclause “c” of Clause 17, to improve the drafting, to provide it with greater clarity and scope, in accordance with the principle of transparency in Corporate Governance;

c.    change the wording of §1º of Clause 17, to improve the drafting, relating to delegation of powers by the Board of Directors to the Executive Board in relation to signature of contracts and other legal transactions with related parties.

B- Orientation of votes by the representative of Cemig in the Annual General Meetings of Stockholders of Cemig D and Cemig GT to:

a.  change the composition of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig;

b.   change the wording of the Bylaws, by improving the drafting of Subclause “c” of Clause 12, to provide it with greater clarity and scope, in accordance with the principle of transparency in Corporate Governance; and of §2º of Clause 12, relating to delegation of powers by the Board of Directors to the Executive Board in relation to signature of contracts and other legal transactions with related parties.

2-     Calling of an EGM to:

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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a.      decide on the above matters;

b.      change the composition of the Board of Directors, as a result of resignations;

c.      change the bylaws to alter the attributions of the Chief Counsel and the Chief Institutional Relations and Communication Officer.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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14.  Market Announcement – Approved the Acquisition of Abengoa’s Assets by Taesa, November 25, 2011

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Approved the acquisition of Abengoa’s assets by Taesa

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa S.A.) and the market in general – in accordance with CVM Instruction 358 of January 3, 2002, as amended – as follows:

As of November 23, 2011 the Cemig affiliated company Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) has obtained all the approvals necessary for completion of the transaction to acquire assets of Abengoa (“the Acquisition”) described in the Material Announcement published on June 2, 2011.

Taesa now expects to complete the Acquisition on November 30, 2011.

As approved by the Extraordinary General Meeting of Stockholders held on October 10, 2011, Taesa will make the payment for the Acquisition with the proceeds of its 4th  issue of promissory notes, in the total amount of R$ 1.17 billion. Settlement in this issue is scheduled for November 29, 2011.

The company will keep the market appropriately and opportunely informed of the progress of this matter.

Belo Horizonte, November 25, 2011

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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15.         Market Announcement – Cemig Selected for Brazil’s Corporate Sustainability Index (ISE) for 7th year Running, November 25, 2011

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COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig selected for Brazil’s

Corporate Sustainability Index (ISE)

 for 7th year running

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to best corporate government practices, hereby publicly informs its stockholders and the market in general as follows:

Cemig has been selected for inclusion in the Corporate Sustainability Index (ISE) of the São Paulo Stock, Commodity and Futures Exchange (BM&FBovespa) – for the seventh successive year. Cemig has been included in this index since it was created in 2005.

The new portfolio of the index includes 51 shares of 38 companies. These companies are in 18 sectors and have aggregate market capitalization of R$ 961 billion, equivalent to 43.72% of the total market capitalization of the companies with shares traded on the BM&FBovespa on November 23, 2011.

The shares included in the new portfolio of the ISE were selected from among the 182 companies that have the 200 most liquid shares on the exchange, and which answered a questionnaire with 400 questions reflecting, as well as the characteristics of the companies and their products and services, their activity in the environmental and social, as well as the economic, dimensions, in Corporate Governance and in relation to climate change.

For more on the ISE, see: http://www.isebvmf.com.br/

Belo Horizonte, November 25, 2011

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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